Axovant Sciences Ltd.

Clarendon House, 2 Church Street

Hamilton HM11, Bermuda

June 8, 2015

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler

Daniel Greenspan

Christina De Rosa

Re:                         Axovant Sciences Ltd.

Registration Statement on Form S-1

File No. 333-204073

Acceleration Request

Requested Date:	Wednesday, June 10, 2015
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Axovant Sciences Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on June 10, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).  The Registrant hereby authorizes each of John T. McKenna and Alison Haggerty of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Axovant Sciences Ltd.

By:	/s/ Vivek Ramaswamy
	Name:	Vivek Ramaswamy
	Title:	Principal Executive Officer

cc:                                Alan S. Roemer, Axovant Sciences, Inc.

Christine Mikail, Axovant Sciences, Inc.

Marianne L. Romeo, Axovant Sciences Ltd.

Frank F. Rahmani, Cooley LLP

John T. McKenna, Cooley LLP

Divakar Gupta, Cooley LLP

Alison Haggerty, Cooley LLP

Marc D. Jaffe, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP